Filed Pursuant to Rule 424(b)(3)
Registration No. 333-137239
PROSPECTUS
Biopure Corporation
15,909,084 Shares of Class A Common Stock

        This prospectus relates to the disposition from time to time of up to 7,575,754 shares of our Class A common stock, and up to 8,333,330 shares of our Class A common stock issuable upon the exercise of warrants which are held by certain stockholders identified in this prospectus.
      The prices at which such stockholders may dispose of their shares will be determined by the selling stockholders or their transferees. We will not receive any of the proceeds from the sale of the shares.

      Our Class A common stock is traded on the NASDAQ Global Market under the symbol “BPUR.” On September 18, 2006, the reported closing price per share of our Class A common stock was $0.97.

      An investment in the shares offered hereby involves a high degree of risk. See “Risk Factors” beginning on page 1 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 18, 2006.

      We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions under “Where You Can Find More Information.” You should carefully read this prospectus as well as additional information described under “Incorporation of Certain Information by Reference,” before deciding to invest in shares of our Class A common stock. All references in this prospectus to “Biopure,” “the Company,” “we,” “us” or “our” mean Biopure Corporation, unless we state otherwise or the context otherwise requires.
      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the time of any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since such date.
      The content of this prospectus and the documents incorporated by reference in this prospectus does not necessarily reflect the position or the policy of the U.S. Government or the Department of Defense, and no official endorsement should be inferred.

II

THE COMPANY
      Biopure Corporation, a Delaware corporation founded in 1984, develops, manufactures and markets oxygen therapeutics, a new class of pharmaceuticals that are administered intravenously to increase oxygen transport to the body’s tissues. Using our patented and proprietary technology, we have developed and manufacture two products: Hemopure® [hemoglobin glutamer — 250 (bovine)], or HBOC-201, for human use, and Oxyglobin® [hemoglobin glutamer — 200 (bovine)], or HBOC-301, for veterinary use.
      Hemopure is approved for sale in South Africa for the treatment of adult surgical patients who are acutely anemic and for eliminating, reducing or delaying the need for allogenic red blood cell transfusion in these patients. We recently applied in the United Kingdom for regulatory approval of a potential orthopedic surgical anemia indication. We are also developing Hemopure for the treatment of patients with cardiovascular ischemia, and are supporting the U.S. Navy’s government-funded development of Hemopure for out-of-hospital treatment of trauma patients in hemorrhagic shock.
      Oxyglobin, our veterinary product for the treatment of anemia in dogs, is the only oxygen therapeutic approved by the U.S. Food and Drug Administration and the European Commission. We have sold approximately 177,000 units of Oxyglobin, which have been used to treat an estimated 90,000 animals.
      Our headquarters are located at 11 Hurley Street, Cambridge, Massachusetts 02141.
RISK FACTORS
      You should consider the “Risk Factors” included under Item 1A. to our Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2006, which is incorporated by reference in this prospectus, as the same may be amended, supplemented or superseded from time to time by our future filings under the Securities Exchange Act of 1934, as amended. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the trading price of our Class A common stock could decline, and you could lose all or part of your investment.
USE OF PROCEEDS
      The net proceeds from the disposition of the shares covered hereby will be received by the selling stockholders or their transferees. We will not receive any proceeds from the disposition of the shares by the selling stockholders or their transferees.
DESCRIPTION OF COMMON STOCK
      Our authorized capital stock consists of 200,000,000 shares of Class A common stock and 179 shares of Class B common stock. As of August 31, 2006, there were outstanding:

•	49,365,124 shares of Class A common stock;

•	117.7 shares of Class B common stock;

•	2,666,026 shares issuable upon the exercise of options issued pursuant to our current stock option plans; and

•	24,544,322 shares issuable upon the exercise of outstanding warrants.
Class A Common Stock
      The holders of our Class A common stock are entitled to one vote per share on all matters submitted to our stockholders. The holders of our Class A common stock are entitled to receive dividends as and when declared by our board of directors.

      Upon any liquidation, dissolution or winding up of Biopure, holders of Class A common stock are entitled to ratable distribution, with the holders of the Class B common stock, of the assets available for distribution to our stockholders.
      Holders of Class A common stock do not have preemptive rights or cumulative voting rights.
Class B Common Stock
      Except as required by law, the holders of Class B common stock have no voting rights and have no right to receive dividends on their Class B common stock.
      The shares of Class B common stock are convertible into Class A common stock after the receipt of FDA approval for the commercial sale of Hemopure for use as an oxygen transport material in humans. The conversion ratio is based on a valuation of Biopure at the time of conversion which cannot exceed $3.0 billion. The maximum number of shares of Class A common stock issuable upon conversion of the Class B common stock is 212,020 and the minimum is 107,777. We will not issue any additional shares of Class B common stock.
      In the event of a liquidation, dissolution or winding up of Biopure, holders of Class B common stock are entitled to ratable distribution on an as-converted basis, with the holders of the Class A common stock, of the assets available for distribution to our stockholders. For this purpose, the currently outstanding shares of Class B common stock would be convertible into approximately 175,399 shares of Class A common stock.
SELLING STOCKHOLDERS
      On August 23, 2006, we issued 7,575,754 shares of Class A common stock and warrants to purchase an additional 7,575,754 shares of Class A common stock in a private placement, and we issued warrants to purchase 757,576 shares of Class A common stock to the placement agent. Pursuant to the securities purchase agreement related to such private placement, we agreed to file a registration statement of which this prospectus is a part with the SEC to register the disposition of the shares of our Class A common stock we issued and the shares we may issue upon exercise of the warrants.
      The following table sets forth, subject to certain assumptions: (1) the name of each of the selling stockholders; (2) the number of shares of our Class A common stock owned by each such selling stockholder prior to this offering; (3) the number of shares of our Class A common stock being offered pursuant to this prospectus; and (4) the number of shares of our Class A common stock owned upon completion of this offering. Following the completion of this offering, none of the selling stockholders listed below will own more than one percent (1%) of our outstanding Class A common stock, including shares of Class A common stock issuable upon the exercise of outstanding warrants.
      We have prepared this table using information furnished to us by or on behalf of the selling stockholders. Except as otherwise indicated below, to our knowledge, none of the selling stockholders nor any of their affiliates have held any position or office with, been employed by or otherwise had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

		Class A	Class A
	Class A	Common Stock	Common Stock
	Common Stock	Being Offered	Owned Upon
	Owned Prior to this	Pursuant to this	Completion of this
Name	Offering(1)	Prospectus(1)	Offering(1)(2)

IFS Ltd.	2,676,056	2,676,056	0
Ronald Suster	1,921,567	1,478,872	442,695
Southridge Partners LP	1,315,460	1,126,760	188,700
Cranshire Capital, L.P.	1,131,429	1,126,760	4,669
Nite Capital LP	985,914	985,914	0
Nu Vision Holdings llc	1,079,224	704,224	375,000
Castle Creek Technology Partners LLC	704,224	704,224	0
Mitchell and Yuriko Cybulski	1,028,014	647,886	380,128
Iroquois Master Fund Ltd.	563,380	563,380	0
Crescent International Ltd.	563,380	563,380	0
Bristol Investment Fund, Ltd.	563,380	563,380	0
Cansco LLC	506,372	478,872	27,500
Les Boelter	436,266	411,266	25,000
Hudson Bay Fund LP	350,000	350,000	0
Southshore Capital Fund Ltd.	314,990	281,690	33,300
Constantine A. Kyres	211,266	211,266	0
Russell Libby	256,728	154,928	101,800
Hudson Bay Overseas Fund Ltd.	150,000	150,000	0
Peter H. Weiss	200,844	140,844	60,000
Trust U/ W Renee Weiss	200,844	140,844	60,000
Sun West Holdings, Inc. Defined Benefit Pension Plan	232,744	140,844	91,900
Gregory Spagna	140,844	140,844	0
M & I Dehy Inc.	171,760	126,760	45,000
Huse Family Trust, Wilfred Huse TTEE	114,676	112,676	2,000
Larry O. Lee & Dorothy I. Lee	139,990	81,690	58,300
Lauren A. Daman	90,422	70,422	20,000
Timothy Boswell	70,422	70,422	0
Lauren A. Daman MD PC Pension	110,422	70,422	40,000
Sidney N. & Candace C. Sweet	99,422	70,422	29,000
John Peter Christensen	295,422	70,422	225,000
Mark Hoffbauer	95,570	61,970	33,600
Wesley Eng	69,154	59,154	10,000
Andrew Robert Mitchell	62,338	56,338	6,000
Byron R. Johnson	68,638	56,338	12,300
Jeffrey D. White	56,338	56,338	0
Robert A. & Miriam B. Booth	57,738	56,338	1,400
Lauren A. Daman MD	52,252	42,252	10,000
Ron Moore — Louise Moore	40,562	40,562	0
James E. Meikrantz	40,562	40,562	0

		Class A	Class A
	Class A	Common Stock	Common Stock
	Common Stock	Being Offered	Owned Upon
	Owned Prior to this	Pursuant to this	Completion of this
Name	Offering(1)	Prospectus(1)	Offering(1)(2)

James E. Raz	40,562	40,562	0
David Rogers	80,660	35,210	45,450
Janet L. Eggers	34,084	28,168	5,916
Salvator Milazzo & Joan Milazzo	52,668	28,168	24,500
Tom Reinken	28,168	28,168	0
Rowlett W. Bryant	72,168	28,168	44,000
David L. Parrish DDS	48,168	28,168	20,000
Joseph Chyzy	22,534	22,534	0
German Gonzalez	31,084	14,084	17,000
Sherry & Donald Aspinwall	16,956	12,956	4,000
Dawson James Securities, Inc.(3)	640,842	213,156	427,686
David Weinstein(3)(4)	542,262	205,756	336,506
Robert D. Keyser, Jr.(3)(4)	147,400	56,000	91,400
Albert Poliak(3)(4)	145,000	56,000	89,000
Douglas Kaiser(3)(4)	145,000	56,000	89,000
Frank Salvatore(3)(4)	145,000	56,000	89,000
Thomas Hands(3)(4)	15,500	6,000	9,500
William Fox(3)(4)	15,500	6,000	9,500
David Maltese(3)(4)	49,172	49,172	0
Scott Schalk(3)(4)	52,928	52,928	0
Craig Pierson(3)(4)	564	564	0

(1)	Including warrants to purchase shares of Class A common stock.

(2)	Assuming each selling stockholder has sold all the shares shown as being offered by each selling stockholder pursuant to this prospectus.

(3)	Dawson James Securities, Inc. served as placement agent for the private placement of the shares being offered pursuant to this prospectus. We issued the shares to the selling stockholders in a private placement on August 23, 2006. Dawson James Securities, Inc. has also served as our financial advisor for previous transactions. Certain employees of Dawson James Securities, Inc. were issued warrants to purchase shares in connection with the August 23, 2006 private placement and previous transactions for which Dawson James Securities, Inc. served as our financial advisor.

(4)	The selling stockholder is an employee of Dawson James Securities, Inc.
PLAN OF DISTRIBUTION
      We are registering the shares of common stock on behalf of the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by us, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares which will be borne by the selling stockholders. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the NASDAQ Global Market, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, whether on an exchange or otherwise, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinated broker acting in connection with the proposed sale of shares by the selling stockholders.
      The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).
      The selling stockholders may make these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).
      The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them. If the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell their shares from time to time under a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part, as applicable law may require, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus subject to filing any supplement to this prospectus or post-effective amendment to the registration statement required by applicable law.
      The selling stockholders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers or any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.
      Because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market, which may limit the timing of purchases and sales of any of the shares by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the shares of common stock.
      Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.
      We have agreed to indemnify the selling stockholders in certain circumstances against some liabilities, including liabilities that could arise under the Securities Act. The selling stockholders have agreed to indemnify us, our directors and our officers who sign the registration statement against some liabilities in certain circumstances, including liabilities that could arise under the Securities Act.

      The selling stockholders may sell all, some or none of the shares offered by this prospectus.
VALIDITY OF SHARES
      Ropes & Gray LLP, Boston, Massachusetts, has passed upon the validity of the issuance of the shares for us.
EXPERTS
      The consolidated financial statements of Biopure Corporation included in Biopure Corporation’s Annual Report (Form 10-K) for the year ended October 31, 2005, and Biopure Corporation management’s assessment of the effectiveness of internal control over financial reporting as of October 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon (which contain an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and special reports, proxy statements and other information with the SEC. These documents are on file with the SEC under the file number 001-15167. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      This prospectus is part of a registration statement on Form S-3 filed by us with the SEC. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement. For further information about us and the common stock offered by this prospectus we refer you to the registration statement and its exhibits and schedules which may be obtained as described above.
      The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC before the date of this prospectus, while information that we file later with the SEC will automatically update and supersede prior information. We incorporate by reference the documents listed below (File No. 001-15167) and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering:

•	our annual report on Form 10-K for the fiscal year ended October 31, 2005 as filed on January 17, 2006;

•	our quarterly reports on Form 10-Q for the fiscal quarters ended (a) January 31, 2006 as filed on March 13, 2006, (b) April 30, 2006 as filed on June 9, 2006 and (c) July 31, 2006 as filed on September 11, 2006;

•	our current reports on Form 8-K filed on November 17, 2005, December 15, 2005, December 19, 2005, January 13, 2006, August 23, 2006 and September 13, 2006;

•	the description of the preferred stock purchase rights contained in our registration statement on Form 8-A filed on November 4, 1999; and

•	the description of the Class A common stock contained in Biopure’s Registration Statement on Form S-1 (Registration No. 333-78829), that was incorporated by reference into our registration statement on Form 8-A/ A filed on July 26, 1999.
      You may obtain copies of these filings, at no cost, through the “Investor Relations” section of our website (www.biopure.com), and you may request copies of these filings, at no cost, by writing or telephoning us at:
Biopure Corporation
Attention: Secretary
11 Hurley Street
Cambridge, MA 02141
Telephone: (617) 234-6500
      The information contained on our website is not a part of this prospectus.